Exhibit 1

NEWS RELEASE

North American Palladium Announces Year End 2012 Results and 2013 Guidance

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 21, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced financial and operational results for the year ended December 31, 2012 and guidance for its Lac des Iles mine (“LDI”) in 2013.

As previously announced, the Company is in the process of exploring divestiture opportunities for its Quebec-based gold division. The year-end financials treat the gold division as a discontinued operation (held for sale) therefore this news release will only focus on the palladium operations.

2012 Results Summary

•	Produced 163,980 ounces of payable palladium at a cash cost per ounce(1) of US$401;

•	2012 realized palladium selling price of US$640 per ounce, giving a palladium operating margin of US$239 per ounce, or US$39.2 million;

•	2012 revenue of $160.7 million;

•	2012 adjusted EBITDA(1) of $28.5 million;

•	Capital expenditures of $166.3 million at LDI, of which $127.5 million was invested in the mine expansion; and

•	Expenditures of $17.2 million in exploration at LDI, of which $14.5 million was expensed.

2013 Outlook Summary

•	Targeting payable palladium production from LDI between 150,000 to 160,000 ounces at a cash cost per ounce in the range of US$375 to US$425;

•	Capital investment budget of $105 million to establish LDI for sustained future growth, consisting of:

•

$79 million to complete Phase I of the LDI mine expansion (as detailed in the Prefeasibility Study filed on February 19, 2013), which is expected to transition operations to shaft production from the Offset Zone by the end of the third quarter of 2013, allowing NAP to increase underground mining at a reduced cash cost; and

•	$26 million on sustaining, exploration and future-oriented capital investments in support of the expanding operations at LDI.

•	Palladium exploration budget of $12 million(2), comprised of 45,000 metres of drilling at LDI to upgrade and expand reserves and resources and identify new targets;

“Lac des Iles is a world-class palladium asset with significant exploration and development upside,” said André Douchane, Interim CEO and Chairman. “We are excited about the opportunities for organic growth, which are complemented by our existing infrastructure.

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As highlighted in our January 31, 2013 news release, our recent exploration program has been very successful in identifying a number of new potential sources of ore, and we intend to explore all opportunities available to us to capitalize on the rising palladium prices. Given the recent increase in palladium prices, we intend to evaluate the economics of utilizing the excess capacity at the mill to potentially process our low-grade stockpile.

The remainder of 2013 will not be without its challenges; however, we remain completely committed to our long-term strategy to become a low cost, growing mid-tier palladium producer.”

2012 Financial Results

The Company’s financial results for the year ended December 31, 2012 are outlined in the accompanying consolidated financial statements made available in the Appendix of this news release.

Given NAP’s intent to sell the gold division, the Company has treated the gold division as a discontinued operation (held for sale) and the financial statements have been adjusted accordingly, reflecting the continuing palladium operations.

NAP’s current process of exploring divestiture opportunities for its gold assets has provided an indication of the value of these assets. Accordingly, the Company has incurred a non-cash impairment charge of $56.0 million.

As at December 31, 2012, the Company had $32.5 million in working capital, including $20.2 million cash on hand. As at December 31, 2012, the Company had a balance of US$27.5 million available on its US$60.0 million credit facility.

“I am highly encouraged by the cash generation potential at LDI, and look forward to optimizing the capital structure to support the Company’s growth initiatives,” commented Dave Langille, Chief Financial Officer.

2012 LDI Investments

In 2012, NAP spent $166.3 million on capital expenditures at LDI, including $127.5 million on the LDI mine expansion, and approximately $8.0 million of capitalized interest related to the Company’s debt. The LDI mine expansion-related capital expenditure of $127.5 million includes some cost overruns related to various project scope changes.

Part of the ongoing capital expenditures in 2012 at LDI included capitalizing $7.7 million in upgrades to its tailings management facility (“TMF”). The two severe rainstorms in 2012 resulted in extra water being directed into the TMF which accelerated the Company’s timeline for TMF upgrades that were initially planned for 2013.

During 2012, NAP invested $17.2 million in exploration at LDI of which $14.5 million was expensed.

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Palladium Production: 2012 Results & 2013 Guidance

Mining operations in 2013 are expected to be similar to 2012, with mining at LDI continuing from both surface (predominately Roby Zone open pit) and underground sources (predominantly Upper Offset Zone).

LDI Operating Metrics
	2012 Actual	2013 Forecast
Payable Palladium Production	163,980 oz	150,000 –160,000 oz
Average Cash Cost	US$401/oz	US$375/oz – US$425/oz

Total Ore Milled	2.1 M tonnes	1.8 M – 2.0 M tonnes
Underground	~0.9 M tonnes (5.19 g/t Pd)	+/- 1.1 M tonnes (4.74 g/t Pd)
Surface	~1.2 M tonnes (2.21 g/t Pd)	+/- 0.8 M tonnes (1.80 g/t Pd)

Average Head Grade at Mill	3.4 g/t Pd	3.4 – 3.6 g/t Pd
Palladium Mill Recovery	78%	79%

Since the shaft is not expected to be fully operational until the end of the third quarter of 2013, the majority of underground mining in 2013 will continue to utilize the ramp system. The Company anticipates that improved grades, underground tonnage and costs will be skewed heavily towards the fourth quarter of 2013 when underground Offset Zone production transitions to use the shaft.

During the transition to shaft production, the Company anticipates significant quarterly variability in LDI’s production metrics as mine sequencing will balance production with ongoing underground development.

LDI’s cash costs per ounce are presented net of by-product revenue. Assumptions used to forecast cash costs for 2013 include US$675 per ounce palladium, US$1,770 per ounce gold, US$1,675 per ounce platinum, US$8.00 per pound nickel, US$3.50 per pound copper and an exchange rate of C$1.00 to US$1.00.

2013 Capital Expenditures

In 2013 NAP plans to make a substantial $105-million investment in capital expenditures at LDI to establish the operations for sustained future growth. Of the total $105 million capital budget:

•

$79 million will be invested to complete Phase I of the LDI mine expansion (as detailed in the Prefeasibility Study), which will transition operations to shaft production in the Offset Zone, allowing the Company to reduce its cash cost per ounce.

•	$26 million will be invested primarily in sustaining and future-oriented capital investments in support of the expanding operations at LDI, including:

•	$14 million for an expansion of the tailings management facility;

•	$5 million to upgrade existing site infrastructure, including the replacement of equipment, mill maintenance, and additional development; and

•	$7 million of capitalized interest relating to the Company’s debt.

2013 Exploration Program

Building on the Company’s success of converting resources into reserves and finding new mineralized zones, the Company plans to spend $12 million on definition, in-fill and exploration drilling in 2013, comprised of 45,000 metres of drilling at LDI. Approximately $5 million of these exploration expenditures will be capitalized as definition drilling in the Offset Zone and are included in the capital expenditure plans discussed above. The remaining balance of $7 million will be invested in other exploration expenditures.

The 2013 exploration program will be focused on defining extensions of the Offset Zone and Roby Zone resources (including following up on hole 12-259 which intersected some of the highest grades ever reported from LDI) and identifying additional pit-grade mineralization at surface. Underground drilling at LDI remains a priority, targeting the Offset Zone including infill and extension drilling of the known mineralized zones as well as testing extensions of the Offset Zone mineralization towards surface, at depth, and to the south.

Surface drilling will be focused on the Sheriff Zone, the North VT Rim trend and the underexplored South VT Rim target area. With respect to the Sheriff Zone, exploration expenditures include initial definition of resources in the Sheriff Zone, and assessing project economics, permitting requirements and production potential.

LDI Mine Expansion Update

NAP made significant progress advancing the critical aspects of the LDI mine expansion in 2012. As discussed in the Company’s news release issued on January 14, 2013, the development is well advanced and NAP remains on schedule to start production from the new shaft by the end of the third quarter in 2013.

The major surface construction components are completed and fully operational and underground development is progressing on schedule. Subsequent to the January 14, 2013 update, the shaft is now 550 metres below surface (representing over 67% percent of the total 825 metres planned for the first phase of the shaft sinking), the production hoist has been installed and is currently undergoing mechanical and electrical testing, and the construction of the underground crusher and loading pocket has commenced.

Palladium Market Outlook

Palladium spot prices averaged US$640 per ounce in 2012, ranging from a low of US$556 per ounce, to a high of US$719 per ounce. The price volatility in 2012 was largely driven by the global uncertainty stemming from the European debt crisis earlier in the year, however market prices recovered later in the year as the long term supply and demand fundamentals of palladium remained strong. The general consensus of the leading forecasters is that palladium prices will rise, with palladium having recently reached a 12-month high at US$765 on February 13, 2013.

The outlook for palladium over the next ten years predicts a return to historically high prices, strong fabrication and investment demand, and constrained supply. Accordingly, the Company believes that its plans to optimize and expand its palladium operations are well timed in the commodity’s cycle.

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Conference Call and Webcast Details

Date:	Friday, February 22, 2013
Time:	9:00 a.m. ET
Webcast:	www.nap.com

Live Call:	1-855-410-0553 or 1-646-583-7389 (PIN: 509471, followed by # sign)
Replay:	1-877-764-8714 or 1-646-583-7395 (PIN: 336542, followed by # sign)

The conference call replay will be available for 30 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec, which is held for sale. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) Of $12 million LDI exploration budget, $5 million will be capitalized and is included in the Company’s capital expenditure budget, and $7 million will be expensed.

For further information, please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘target’, ‘forecast’, ‘anticipate’, ‘plan’, ‘guidance’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company’s forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the

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Company’s expectations, that there will be no significant disruptions or delays affecting operations or development projects, including the LDI mine expansion, that production and cash cost per ounce will meet expectations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates, operating costs, production or cash cost per ounce may differ from management’s expectations, inherent risks associated with mining and processing, the risk that the Lac des Iles mine may not perform as planned and that the Offset Zone and other properties may not be successfully developed, the possibility of construction and commissioning delays, the possibility of project cost overruns, uncertainty of mineral reserves and resources, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX:

Consolidated Balance Sheet

(expressed in thousands of Canadian dollars)

(unaudited)

	December 31 2012	December 31 2011
ASSETS
Current Assets
Cash	$20,168	$50,935
Accounts receivable	53,922	73,048
Taxes receivable	—	4,602
Inventories	15,388	20,046
Other assets	8,448	11,255
Assets of disposal group classified as held for sale	29,814	—

Total Current Assets	127,740	159,886

Non-current Assets
Mining interests	343,492	256,159

Total Non-current Assets	343,492	256,159

Total Assets	$471,232	$416,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$58,474	42,436
Credit facility	15,089	—
Current portion of obligations under finance leases	3,717	2,428
Provisions	1,000	1,000
Taxes payable	874	715
Current derivative liability	3,952	4,875
Liabilities of disposal group classified as held for sale	12,071	—

Total Current Liabilities	95,177	51,454

Non-current Liabilities
Income taxes payable	2,352	2,648
Asset retirement obligations	15,214	20,881
Obligations under finance leases	9,956	2,104
Long-term debt	101,633	65,698
Deferred mining tax liability	—	4,264

Total Non-current Liabilities	129,155	95,595

Shareholders’ Equity
Common share capital and purchase warrants	776,632	740,888
Stock options and related surplus	9,125	7,859
Equity component of convertible debentures, net of issue costs	6,931	—
Contributed surplus	8,873	8,873
Deficit	(554,661)	(488,624)

Total Shareholders’ Equity	246,900	268,996

Total Liabilities and Shareholders’ Equity	$471,232	$416,045

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Consolidated Statement of Operations and Comprehensive Loss

(expressed in thousands of Canadian dollars)

(unaudited)

	2012	2011
Revenue	$160,704	$143,659

Mining operating expenses
Production costs	100,802	89,657
Smelting, refining and freight costs	13,679	9,206
Royalty expense	6,720	5,819
Depreciation and amortization	19,706	10,144
Gain on disposal of equipment	293	(923)
Other	3,813	1,352

Total mining operating expenses	145,013	115,255

Income from mining operations	15,691	28,404

Other expenses
Exploration	14,513	9,939
General and administration	12,002	12,201
Other income	(3,598)	(2,783)
Interest expense and other costs	4,681	2,463
Foreign exchange (gain) loss	(504)	359

Total other expenses	27,094	22,179

(Loss) income from continuing operations before taxes	(11,403)	6,225
Income and mining tax expense	—	(1,833)

Income (loss) and comprehensive income (loss) from continuing operations for the period	(11,403)	4,392
Loss & comprehensive loss from discontinued operations for the period	(54,634)	(69,546)

Loss and comprehensive loss for the period	$(66,037)	$(65,154)

Loss per share
Basic	$(0.39)	$(0.40)
Diluted	$(0.39)	$(0.40)

Income (loss) from continuing operations per share
Basic	$(0.07)	$0.03
Diluted	$(0.07)	$0.03

Income (loss) from discontinued operations per share
Basic	$(0.32)	$(0.43)
Diluted	$(0.32)	$(0.43)

Weighted average number of shares outstanding
Basic	170,960,774	162,011,253
Diluted	170,983,774	162,011,253

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Consolidated Statement of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	2012	2011
Cash provided by (used in)
Operations
Net loss from continuing operations for the year	$(11,403)	$4,392
Operating items not involving cash
Depreciation and amortization	19,706	10,144
Accretion expense	3,258	749
Deferred income and mining tax expense	—	(555)
Share-based compensation and employee benefits	2,277	3,086
Other	1,756	(2,218)

	15,594	15,598
Changes in non-cash working capital	39,655	16,024

	55,249	31,622

Financing Activities
Issuance of common shares and warrants, net of issue costs	36,404	61,916
Issuance of long-term debt, net of issue costs	—	69,656
Issuance of convertible debentures, net of issue costs	40,804	—
Credit facility	15,287	—
Finance lease facility	11,239	—
Repayment of obligations under finance leases	(4,749)	(1,523)
Interest paid	(8,493)	(157)
Mine reclamation deposit	—	8,768

	90,492	138,660

Investing Activities
Additions to mining interests	(145,180)	(148,309)
Proceeds on disposal of mining interests	526	1,884

	(144,654)	(146,425)

Increase in cash from continuing operations	1,087	23,857
Net cash used in discontinued operations	(31,301)	(48,081)
Reclassification of cash to assets held for sale	(553)	(71)

Decrease in cash	(30,767)	(24,295)
Cash, beginning of period	50,935	75,159

Cash, end of period	$20,168	$50,864

Cash and cash equivalents consisting of:
Cash	$20,168	$50,603
Short-term investments	—	332

	$20,168	$50,935

Foreign exchange included in cash balance	$(2)	$66

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